DC1DOCS1/0057244.01
               SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D
                         (Rule 13d-101)

                        (Amendment No. 3)

            Under the Securities Exchange Act of 1934

                       BIOWHITTAKER, INC.
                     _______________________
                         (Name of Issuer)

                          COMMON STOCK
                          _____________
                 (Title of Class of Securities)

                           09066T 10 8
                           __________
                         (CUSIP Number)

                       Joseph F. Alibrandi
                    c/o Whittaker Corporation
                     1955 N. Surveyor Avenue
                      Simi Valley, CA 93063
                         (805) 584-4140
                         ______________
               (Name, Address and Telephone Number
             of Person Authorized to Receive Notices
                       and Communications)

                         August 22, 1997
                        _________________
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.


                       (Page 1 of 8 Pages)

CUSIP No. 09066T 10 8                                  Page 2 of 8

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Joseph F. Alibrandi
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) / /
                                                            (b) /X/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d)   or 2(e):           / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER
     706,052

8.   SHARED VOTING POWER
     0

9.   SOLE DISPOSITIVE POWER
     706,052

10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     706,052

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES:                                  / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     6.5%

14.  TYPE OF REPORTING PERSON:
     IN

CUSIP No. 09066T 10 8                                  Page 3 of 8

                          SCHEDULE 13D
                        (Amendment No. 3)

     NOTE: This Amendment No. 3 includes a complete restatement of the statement of Joseph F. Alibrandi on Schedule 13D dated November 12, 1991, as amended through the date hereof (the "Schedule 13D"). Except as expressly stated below, there have been no material changes in the information contained in such
Schedule 13D, as amended.

     JOSEPH F. ALIBRANDI hereby amends and supplements his
Schedule 13D by filing updated information with respect to Items 2,4, 5 and 6 which are hereby amended and restated to read in their entirety as follows and Item 7, which is hereby amended by the addition of the information stated below:

     Item 1.   Security and Issuer.

          This statement relates to the common stock, par value $.01 per share (the "Shares"), of BioWhittaker, Inc., a Delaware corporation ("BioWhittaker"). The principal executive offices of BioWhittaker are located at 8830 Biggs Ford Road, Walkersville, Maryland 21793.

     Item 2.   Identity and Background

          (a)-(c) This statement is filed on behalf of Joseph F. Alibrandi, Chairman of the Board of both
     Whittaker Corporation ("Whittaker") and BioWhittaker.
     Mr. Alibrandi's business address is 1955 N. Surveyor
     Avenue, Simi Valley, California  93063-3386.
     BioWhittaker is a biotechnology corporation, and its principal executive offices are located at 8830 Biggs
     Ford Road, Walkersville, Maryland 21793. Whittaker is an aerospace corporation, and its principal executive offices are located at 1955 N. Surveyor Avenue, Simi
     Valley, California  93063-3386.

CUSIP No. 09066T 10 8                                  Page 4 of 8

          (d)-(e) During the last five years, Mr. Alibrandi has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3.   Source and Amount of Funds or Other
               Consideration.

          Mr. Alibrandi is the beneficial owner of Shares as a result of the distribution (the "Distribution") on December 2, 1991 by Whittaker Corporation ("Whittaker") of all of the Shares it owned to holders of Whittaker Common Stock, par value $.01 ("Whittaker Common Stock") and Whittaker's series D participating convertible preferred stock ("Participating Preferred Stock") as of the close of business on November 14, 1991 (the "Record Date") on the basis of (a) one Share for each share of Whittaker Common Stock held of record on the Record Date and (b) one Share for each share of Whittaker Common Stock into which shares of Participating Preferred Stock held of record on the Record Date were convertible. Mr. Alibrandi received 524,734 shares pursuant to the Distribution. In addition, in connection with the Distribution, options held by Mr. Alibrandi to purchase 215,527 shares of Whittaker Common Stock were canceled in exchange for options to purchase 457,956 Shares. As previously reported on a Form 4 for February 1995, Mr. Alibrandi exercised all of his options to purchase Shares. He surrendered and BioWhittaker withheld an aggregate of 281,638 Shares, valued at the then current market price of $7.00 per share, to pay the exercise price of the options and related withholding tax obligations. As a result of the exercise of options, and of his subsequent acquisition of options to purchase 5,000 shares under a director stock option plan, Mr. Alibrandi now owns beneficially 706,052 Shares.

CUSIP No. 09066T 10 8                                  Page 5 of 8

Item 4.   Purpose of Transaction.

          Mr. Alibrandi is a party to a Management
     Stockholders Agreement dated as of August 22, 1997 (the "Agreement"), with Cambrex Corporation, a Delaware corporation ("Cambrex") and BW Acquisition Corporation, a Delaware corporation that is a wholly owned subsidiary of Cambrex ("BW"). The Agreement was entered into as a condition to execution of an Agreement and Plan of Merger dated as of August 22, 1997 (the "Acquisition Agreement"), to which Cambrex, BW and the Company are parties and pursuant to which BW agreed to acquire for cash all of the issued and outstanding Shares, and all associated rights to purchase preferred stock, at a price of $11.625 per share net to the Seller (the "Offer Price")pursuant to a tender offer for all of such Shares (the "Offer") followed by a meger of BW with and into the Company.

          Pursuant to the Agreement, Mr. Alibrandi has agreed to tender his Shares in the Offer and has granted to BW an irrevocable option, exercisable upon the termination of the Acquisition Agreement, to purchase all such Shares at a per share cash price equal to the Offer Price. In addition, under the Agreement, BW has the option, exercisable following consummation of the Offer, to require Mr. Alibrandi to exercise his options and sell to BW the Shares issuable upon such exercise at a per share cash price equal to the Offer Price. Mr. Alibrandi also has agreed, pursuant to the Agreement, that, among other things, until August 22, 1998, he will not transfer the Shares subject to the Agreement and will vote all such Shares in favor of the Merger and against certain competing transactions. Certain other members of management of the Company and one of the Company's principal stockholders have entered into the Agreement or into an agreement containing identical terms.

          A copy of the Agreement is filed as an exhibit hereto and incorporated herein by reference.

CUSIP No. 09066T 10 8                                  Page 6 of 8

     Except for the foregoing developments, Mr. Alibrandi has not at the present time formulated any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D; provided, however, that he will continue to review his investment in the Company on the basis of various factors, including the Company's businesses, results of operations, financial condition and future prospects, conditions in the securities market and general economic and industry conditions. Based upon such review, Mr. Alibrandi will take such actions as he may deem appropriate in light of the circumstances existing from time to time. In this connection, Mr. Alibrandi may, subject to market conditions, his obligations under the above-referenced agreement and such other factors as he may deem relevant, (i) purchase or otherwise acquire additional Shares from time to time in the open market, in privately negotiated transactions, or otherwise or (ii) sell or otherwise dispose of Shares beneficially owned, whether now or in the future, from time to time in the open market, in privately negotiated transactions to one or more purchases, or otherwise.

     Item 5.   Interest in Securities of the Issuer.

          (a) Mr. Alibrandi beneficially owns an aggregate of 701,052 Shares, constituting 6.5% of the Shares outstanding based on 10,881,210 shares outstanding on August 29, 1997.

          Mr. Alibrandi disclaims that he is a member of a group with any other holder or holders of Shares.
     Except as set forth in this Item 5(a), Mr. Alibrandi does not own beneficially any Shares.

          (b) Mr. Alibrandi has the sole power to vote and dispose of all Shares beneficially owned. Of such shares, 524,734 are held in the Alibrandi Family Trust of which Mr. Alibrandi is the trustee.

          (c)  Except as referred to in Item 4, Mr.
     Alibrandi effected no transactions in Shares during the past 60 days.

          (d) Mr. Alibrandi has the sole right to receive or the power to direct dividends from, or the proceeds from the sale of all Shares that he beneficially owns.

CUSIP No. 09066T 10 8                                  Page 7 of 8

          (e)  Inapplicable.


     Item 6.   Contracts, Arrangements, Understanding or
               Relationships with Respect to Securities of the Issuer.

          Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between
     Mr. Alibrandi and any person with respect to any securities of BioWhittaker, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profit, divisions of profit or loss, or the giving or withholding of proxies.

     Item 7.   Material to be Filed as Exhibits.

               Exhibit 1.  Information Statement dated
     November 6, 1991.

               Exhibit 2.  Stockholders Agreement dated as
     of September 24, 1991 among Mr. Alibrandi, BioWhittaker and Anasco GmbH.

               Exhibit 3.  Management Stockholders Agreement
     dated as of August 22, 1997, to which Mr. Alibrandi, Cambrex Corporation and BW Acquisition Corporation are parties.

CUSIP No. 09066T 10 8                                  Page 8 of 8

                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: August __, 1997        By:
                                   ___________________________
                                   Joseph F. Alibrandi